

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
SEI Investments Distribution Co.:

We have reviewed management's statements, included in the accompanying SEI Investments Distribution Co. Exemption Report (the Exemption Report), in which SEI Investments Distribution Co. (the Company) stated that it may file an Exemption Report for the year ended December 31, 2023 relying upon guidance provided by the Securities and Exchange Commission Staff on February 6, 2020 because the Company limits its business activities to the following: (1) is a principal underwriter of affiliated and third party funds where there are arrangements with funds to provide shareholder and administrative services, (2) does not hold customers funds or securities, (3) within its capacity as an introducing broker on a fully disclosed basis, provides a commission recapture program for a limited number of legacy clients where a portion of the commissions received is rebated to the account generating the commissions, and (4) recognizes free credits in the Rule 15c3-3 Reserve Formula for any monies received in connection with the recapture business owed back to customers. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the paragraph above.

Our review was conducted for the purpose of expressing a conclusion that there are no material modifications that should be made to the statements made by the Company referred to above for them to be fairly stated in all material respects. Management's last paragraph in their report is not a required part of the Exemption Report pursuant to 17 C.F.R. § 240.17a-5. We have not reviewed such information and, accordingly, we do not provide any other form of assurance on the information referred to herein.

KPMG LLP

Philadelphia, Pennsylvania
February 20, 2024